OLD MUTUAL | plc
5th Floor, Old Mutual Place, 2 Lambeth Hill, London EC4V 4GG
Tel +44 (0)20 7002 7000 Fax +44 (0)20 7002 7200 www.oldmutual.com

03045472

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street
Washington, D.C. 20549
USA

12 December 2003

Attention: Special Counsel/Office of International Corporate Finance

Dear Sirs

Old Mutual plc – File No. 82-4974

In accordance with the exemption of Old Mutual plc ("OM plc") pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934 under the above file reference number, I am enclosing herewith copies of the following material press releases or other material public documents issued by OM plc or its subsidiaries since our letter to the SEC dated 2 September 2003:

- Announcement by OM plc dated 15 September 2003 relating to Richard Laubscher;
- Announcement by Nedcor Limited dated 25 September 2003 regarding capital raising activities of Nedbank Limited;
- Announcement by OM plc dated 25 September 2003 of a notifiable interest of 4.00% of the issued ordinary shares of 10p each in OM plc by Barclays PLC;
- Announcement by OM plc dated 14 October 2003 relating to the appointment of Tom Boardman as Chief Executive designate of Nedcor Limited;
- Announcement by OM plc dated 27 October 2003 regarding the sale of Gerrard Management Services Ltd to Barclays Bank PLC;
- Statement by Nedbank Limited dated 27 October 2003 relating to the listing of 50,000,000 preference shares on the JSE Securities Exchange South Africa;
- Announcement by OM plc dated 13 November 2003 relating to Pilgrim Baxter & Associates;
- Trading update and cautionary announcement by Nedcor Limited dated 16 November 2003;
- Trading update by OM plc issued on 17 November 2003;
- Announcement by OM plc dated 26 November 2003 pertaining to applications to the UK Listing Authority and the LSE for the admission to listing and trading, under the block listing procedure, of up to 20,000,000 shares in the Company;

dlw 1/7

OLD MUTUAL | plc

- Announcement by OM plc dated 5 December 2003 of a notifiable interest in 7.60% of its issued ordinary shares by Public Investment Commissioners of the Republic of South Africa;
- Trading statement and cautionary announcement issued by Mutual & Federal Insurance Company Limited on 5 December 2003;
- Announcement by Nedcor Limited dated 8 December 2003 that Chief Executive designate Tom Boardman would take full responsibility as Chief Executive with immediate effect; and
- Announcement by OM plc dated 8 December 2003 of the resignation of Richard Laubscher as an executive Director of OM plc.

Yours faithfully

M C Murray
Group Company Secretary
Old Mutual plc

NEDCOR LIMITED
(Incorporated in the Republic of South Africa)
Registration number: 1966/010630/06
JSE share code: NED
ISIN code: ZAE000004875

NEDCOR – APPOINTMENT OF TOM BOARDMAN AS CHIEF EXECUTIVE

The Board of Nedcor Limited (Nedcor) announces that Chief Executive designate Tom Boardman will take full responsibility as Chief Executive (CE) with effect from today, 8 December 2003. He succeeds Richard Laubscher who officially steps down as CE and retires from the group today. Richard also resigns as a director from today.

On 15 September 2003 the chairman of Nedcor, Chris Liebenberg, advised that Richard Laubscher had decided to stand down as CE and as a director of the group. Richard agreed to remain with the group until a suitable replacement had been appointed and to ensure that a smooth handover occurred.

On 14 October 2003 the board announced the appointment of Tom Boardman as CE designate to take over from Richard on 1 January 2004.

Chris Liebenberg, Richard Laubscher and Tom Boardman are satisfied that the CE responsibilities can be handed over earlier and accordingly wish to formally announce that Tom will take over as CE of Nedcor with effect from today.

In recognition of Richard Laubscher's contribution over 32 years, the last 10 as CE, to the group, the board of Nedcor has exercised its discretion in authorising a payment of R1,57 million to him. In terms of his retirement from the group, he will be able to exercise his outstanding share options for a period of 18 months. He has 425 500 options at strike prices ranging from 2 650 cents per share to 13 100 cents per share, with an average price of 9 383 cents per share.

For further information:
Investor Relations
Don Bowden (Tier 1 Investor Relations)
+27 (0)82 555 8721 / +27 (0)21 702 3102

Sandton
8 December 2003

OLD MUTUAL PLC

Mr Laubscher ceases to be a Director of the Company

Mr Richard Laubscher has ceased to be an executive Director of Old Mutual plc today upon stepping down as Chief Executive of Nedcor Limited. He had been a Director of the Company since January 2001. He has also resigned his directorship of Old Mutual Life Assurance Company of South Africa.

8 December 2003

Enquiries
James Poole (+44) 20 7002 7000
Director, Investor Relations

Old Mutual plc

Mutual & Federal Insurance Company Limited (MAF SJ)

Trading Statement and cautionary announcement

Mutual & Federal Insurance Company Limited ("Mutual & Federal"), the South African general insurance group, in which Old Mutual plc ("Old Mutual") has a 51% holding, has today issued a trading statement and cautionary announcement.

The full text of the Mutual & Federal announcement is available on the JSE Securities Exchange News Service (SENS) and on the Old Mutual website, www.oldmutual.com. A paper copy of the full Mutual & Federal announcement is available from Investor Relations, Old Mutual plc, 5th Floor, 2 Lambeth Hill, London EC4V 4GG.

5 December 2003

ENQUIRIES:

James Poole, Director Investor Relations
Tel: +44 (0)20 7002 7000

Mutual & Federal Insurance Company Limited
Registration number 1970/006619/06
Incorporated in the Republic of South Africa
Share code: MAF ISIN: ZAE000010823
("Mutual & Federal")

Trading statement and cautionary announcement

Shareholders are advised that should the current underwriting performance and the general investment market conditions continue for the remainder of the 2003 financial year, headline earnings for the year ending 31 December 2003 will be substantially higher than those of the prior comparative period.

Further details will be provided when the results for the year ended 31 December 2003 are published on or about 11 February 2004.

The above earnings estimate has not been reviewed and reported on by Mutual & Federal's auditors.

Shareholders are advised to exercise caution when dealing in Mutual & Federal's shares until the aforementioned results for the year ended 31 December 2003 are published.

Johannesburg
5 December 2003

Joint Sponsors
Nedbank Corporate
Merrill Lynch

OLD MUTUAL PLC

Share interests

Old Mutual plc (the "Company") announces that it has been notified by a letter dated 3 December 2003, received today, that Public Investment Commissioners of the Republic of South Africa ("PIC") has a notifiable interest, for the purposes of Part VI of the UK Companies Act 1985, in 292,664,212 shares in the Company, representing approximately 7.6% of the Company's current issued ordinary share capital.

PIC is a non-banking financial intermediary responsible for the investment of public sector pension and provident funds and various social security and trust funds in South Africa.

5 December 2003

Enquiries
James Poole - Director, Investor Relations
(+44) (0)20 7002 7000

OLD MUTUAL PLC

Shares in issue and applications for block listing

Old Mutual plc (the "Company") announces that the number of shares in the Company in issue at 18 November 2003 was 3,836,641,280.

Applications have been made by the Company to the UK Listing Authority and the London Stock Exchange for the admission to listing and trading, under the block listing procedure, of up to 20,000,000 shares in the Company pursuant to the Group's share option schemes. 4,381,042 of those shares have already been issued, mainly by way of recent exercises of rollover options under the Gerrard Group plc share option schemes to employees of GNI Limited, a former subsidiary of the Company, and are included in the Company's issued share capital at 18 November 2003 detailed above.

Applications will also be made to each of the other exchanges on which the Company's shares are listed for the additional issued shares to be admitted to listing.

26 November 2003

Enquiries:

James Poole, Director Corporate Affairs +44 (0)20 7002 7000

OLD MUTUAL PLC

Trading update

This announcement contains a report from the Board of Old Mutual plc (the Company) on trading during the ten months ended 31 October 2003 and the outlook anticipated for the year ending 31 December 2003. Nedcor Limited, the Company's separately JSE-listed banking subsidiary, gave a detailed update on its own trading on 17 November 2003. The full text of Nedcor's statement is available on the Company's website, www.oldmutual.com.

Old Mutual's earnings in Sterling since the half year have been at a similar level overall to the first half of the year, with disappointing developments at Nedcor being offset by solid performance elsewhere. Trading has benefited from the improvement in stock markets around the world, and early signs of a return to stable economic conditions. The South African economy has made steady progress and the Rand has been strong. Our embedded value per share reduced marginally from 106p at 30 June 2003 to 105p at 31 October 2003.

Life assurance margins have started to recover after a difficult first half, particularly in our US life business, where sales volumes were boosted by expansion of its distribution capability and product range.

Total life sales on an Annual Premium Equivalent (APE) basis for the ten months to 31 October 2003 were £410 million, compared to £507 million for the equivalent period in 2002. Our US new business APE of $315 million was lower than in the equivalent period last year ($417 million), although sales during 2003 are still expected to be the second highest annual total in the history of Fidelity & Guaranty Life (F&G Life). In South Africa, including Old Mutual International (OMI), new business APE at R2,700 million compared to R3,040 million in the same period last year, reflecting reduced single premium sales, which were affected by the local stock market. This was offset by increased market share in recurring premium sales.

Against a background of industry-wide lower volumes and margins, our life businesses in both the USA and South Africa have launched new products to take advantage of their local market conditions and consumer preferences. In South Africa, retail absolute return products have been launched for risk-averse customers. In the USA, sales of equity indexed annuity and life products have grown strongly, as consumer confidence has returned with the recovery of equity markets.

Overall, cash flows in our asset management businesses have been good, stimulated by improved investment performance. In the USA, funds under management at our US asset management business of $142.7 billion at the end of the third quarter have benefited from rising markets and improving new business volumes. We were successful in securing positive net fund inflows of $3.1 billion during the third quarter, reflecting our firms' diverse product offerings, the strengthened sales force and client retention initiatives. Margins improved gradually. South African client retention initiatives and third party fund inflows have returned net customer cash flows into positive territory.

Investment performance has remained good in our US institutional businesses and has improved steadily in our US retail businesses. As announced on 13 November 2003, we have changed the management of our Pilgrim Baxter subsidiary (PBA) after governance failures there.

In October we announced that we had reached agreement for the sale of our UK private client stockbroking business, Gerrard, for a consideration of £210 million payable in cash at completion. Funds under management at this business were £12.2 billion at 31 October 2003. Completion of the sale remains subject to receipt of regulatory consents, which we expect before the end of the year.

The operating result for the period of Nedcor, our 53% owned banking subsidiary, was adversely affected by losses on the translation of offshore assets (reflecting Rand strength in the period), margin decline as a result of holding long assets as interest rates declined, and a poor market for investment banking business. Consequently its headline earnings per share for the year are now expected to be substantially (more than 30%) lower than last year's.

We welcome the appointment of Tom Boardman as the new Chief Executive of Nedcor and consequently to the Old Mutual management team. We also welcome the five point plan which Nedcor has announced to remedy its poor performance. The plan calls for a profit recovery plan to be presented to the Nedcor board in January (and will be presented to investors with final 2003 results in February), for a commitment to publicly stated synergy targets for the BoE acquisition, for focus on open and transparent culture and for improvements in customer service levels. Early steps in this plan have been completed, including the announcement of a new senior management structure for Nedcor.

As indicated in its trading statement yesterday, Nedcor expects to reduce its dividend as part of its positioning for recovery and Old Mutual has agreed that it will accept its final dividend in 2004 in scrip if Nedcor makes that offer.

We welcome the recent publication of the Financial Sector Charter in respect of Black Economic Empowerment (BEE) in South Africa. Our South African businesses were actively involved in the establishment of the Charter, which sets out targets for black involvement in financial services companies, and they have developed a balanced scorecard approach to monitor their achievement against BEE targets.

Outlook

While there are challenges in bringing Nedcor back to target profitability, we have confidence in the new team and the underlying strength of the Nedcor business. Around the world, our businesses have produced good investment performance for their customers and we have made significant investment in our distribution capability. As a result, in an environment of improving equity markets, we expect to be able to make progress in each of our businesses in the coming months, and to take strategic opportunities as they become available.

ENQUIRIES:

Old Mutual plc
James Poole (UK) Tel: +44 (0) 20 7002 7000

Nad Pillay (SA) Tel: +27 (0) 21 504 8026
Tel: +27 (0) 82 553 7980

College Hill (UK)
Tony Friend Tel: +44 (0) 20 7457 2020

Julian Roberts, Group Finance Director, will host a conference call for analysts and investors at 9.00 a.m. London time (11.00 a.m. South African time) this morning. The call will include a brief introduction, followed by an opportunity for questions. Details of the dial-in and access arrangements were released on 11 November 2003.

18 November 2003

Further details on operating businesses

South Africa - Life Assurance and Asset Management

Trading conditions have been challenging for our South African life assurance and asset management businesses. Operating profit before long term investment return for the ten months ended 31 October 2003 was higher than for the equivalent period last year, despite being adversely affected by lower levels of average assets.

Individual Business sales APE, including OMI, of R2,125 million and Group Business sales APE of R575 million for the ten months were 10% and 17% lower than in the equivalent period in 2002. Individual recurring premium sales, including OMI, increased 6% over the prior period on the back of good Group Schemes sales and risk business. Single premium sales remained under pressure due to the poor investment conditions caused by the volatile currency and equity markets, and were down some 29% on the prior period. In response, we repriced a number of products and launched a range of new retail absolute return products during August. There was no significant growth in our sales force on a net basis, despite our recruitment efforts. Losses of sales personnel resulted from a strict application of our performance management process, as well as because of the difficult investment climate.

The post-tax value of new business, including OMI, of R547 million for the ten months was 71% of that achieved in the equivalent period in 2002, at a margin of 20%. The reduction in value and margin was mainly due to the fall-off in volumes of high margin with-profit annuity business and lower individual single premium volumes. Margins for the ten months have, however, improved from 18% achieved in the six months to 30 June 2003.

Total South African client funds under management were R281 billion at 31 October 2003. This was 8% higher than at 30 June 2003. Net client cash flow returned to positive territory as a result of customer retention initiatives and third party fund inflows.

During the third quarter of 2003, OMAM(SA)'s performance for clients sustained the good relative investment results that emerged during 2002. Specialist equity mandates continued to perform well, with virtually all being ahead of benchmarks for the twelve month period to 30 September 2003.

South Africa – Banking

As announced in Nedcor's trading statement issued on 17 November 2003, Nedcor's results for the second half are expected to be substantially lower than in the first half.

The main reasons for the lower earnings compared with the first half were:

a) Net interest income in the period to 31 October 2003 of R5.6 billion was lower than expected as a result of limited asset growth and the effect of holding long assets during a period of continued reduction in interest rates;
b) Non-interest revenue in the period to 31 October 2003 of R6.1 billion continued to be well below expectations due to the unfavourable climate for investment banking;

c) The expense reduction drive initiated earlier in the year has not yielded the full savings originally anticipated.

Nedcor's funding structure is currently improving through strong liquidity flows and a gradual repricing of long dated deposits. This, together with the recovery programme announced in October and merger synergies, is expected to help restore Nedcor's earnings in the future. The Nedcor group remains adequately capitalised, with a capital adequacy ratio in excess of the statutory level of 10%.

Nedcor has also announced that it will discontinue the practice of paying a portion of employee bonuses in shares, which resulted in the bonus charge being accounted for as a dilution in earnings per share rather than as a direct charge to the income statement.

South Africa - General Insurance

Mutual & Federal, our 51% owned South African general insurance subsidiary, achieved growth in premium income of 15.0% for the ten months to 31 October 2003. Provided there are no significant weather-related losses during the last two months of the year, its continued focus on claims management should contribute towards an improved underwriting performance for the year.

USA - Life Assurance

The macro-economic environment has been challenging for fixed annuity business so far during 2003, as low interest rates have reduced the relative attractiveness of interest-related products. With equity markets having shown signs of recovery, consumers have favoured variable annuity and equity indexed annuity products. The Old Mutual Financial Network (OMFN), for which F&G Life is a flagship company, continued to adapt by designing and selling competitive retail products. The annuity product mix in the retail channel has shifted and 70% of current sales are attributable to equity indexed annuities. New life products have been favourably received by the market and life premiums have shown strong growth.

Total APE of $315 million was achieved over the ten months to 31 October 2003. While this represented, on an APE basis, 77% of the sales achieved in the equivalent period in 2002, sales were significantly higher than in any year prior to the acquisition of F&G Life by Old Mutual. The post-tax value of new business for the ten months of $41 million, at a margin of 13%, was 66% of that achieved in the equivalent period in 2002.

While the profitability of new business was lower than in 2002, the US life business priced products prudently relative to competitors. Its multiple distribution channel strategy and multi-brand product range now include offshore sales, reinsurance of small blocks of life business, and funding agreements with the Federal Home Loan Bank, which have boosted its sales volumes. OMNIA Life (Bermuda) was acquired in April 2003. This new distribution channel, which targets offshore customers, has brought greater stability to new business volumes and profitability as the market has focused less on interest rates and more on the relative value of the US dollar. This distribution channel also provides an important new conduit to large international banks.

On a funds flow basis, the Group's US life business attracted $1.7 billion in net policyholder cash inflow for the first ten months of 2003. Total assets under management were $13.1 billion at 31 October 2003.

Old Mutual plc provided capital support of $94 million to the US life business for business growth and regulatory benchmarks over the ten months to 31 October 2003. AM Best's rating for F&G Life remains 'A'.

USA - Asset Management

Our US asset management business benefited from the continued recovery in investment market conditions. Funds under management at the end of the third quarter were $142.7 billion, compared to $123.7 billion at the beginning of the year after allowing for affiliate disposals of $3.3 billion. The rise in equity markets accounted for $14.0 billion of this increase, which also contributed positively to the underlying revenue margins through its impact on the asset mix.

Net fund inflows for the first three quarters amounted to $5.0 billion, reflecting the strength of the firms' product offering to meet clients' needs under a range of market conditions and the success of our strengthened sales force and client retention initiatives.

Underlying this strength is our investment performance. For three and five year periods, 85% and 91% of our institutional client mandates have outperformed their benchmarks on an asset-weighted basis. Performance relative to the peer group has also been strong, with 85% and 88% of these mandates showing performance above median over the same periods. The investment performance of our retail funds for the period to the end of October has shown improvement after a weak start to the year, and remains strong for longer periods.

On 13 November 2003 PBA, one of the affiliates within OMAM(US), announced the resignation of the two principals of the firm, Harold Baxter and Gary Pilgrim. An internal review, triggered by the well publicised examination of mutual fund firms' policies and practices by US government regulators, had identified conduct that was not consistent with the highest standards of professional and ethical behaviour. David Bullock, who joined PBA in July as president and chief operating officer, has been named CEO and Scott Powers, CEO of OMAM(US), has taken on the role of chairman.

UK

In October, we announced that we had reached agreement for the sale of Gerrard for a consideration of £210 million, having completed a substantial restructuring programme and having repositioned the business for the future.

Our UK businesses have also benefited from improved investment market conditions since 30 June 2003. At Gerrard, the hard work of recent years in rationalising the expense base to deliver consistent profitability at lower market levels resulted in positive operating earnings. Trading volumes have also shown improvement on the back of recovering investor sentiment. Despite the disposal, this will positively impact the Group's full year operating result.

OMAM(UK) has continued to attract new client cash flows through its excellent investment performance. Third party cash flows for the year to date total £250 million. Investment performance for the retail unit trust funds relative to the peer group has remained strong, with 71% of funds above median on an asset-weighted, three-year basis. All of its hedge funds have also shown returns in excess of their benchmarks. Selestia's innovative products have attracted sales of £170 million in the first ten months of the year.

The project established to ensure that the Group complies with International Accounting Standards from 2005 will result in a charge of £5 million, which will be included in Group head office costs for the year.

Forward looking statements

This announcement contains certain forward looking statements with respect to the financial condition and results of operations of Old Mutual plc and its group companies, which by their nature involve risk and uncertainty because they relate to events and depend on circumstances that may occur in the future. Factors that could cause actual results to differ materially from those in the forward looking statements include, but are not limited to, global, national and regional economic conditions, levels of securities markets, interest rates, credit or other risks of lending and investment activities, and competitive and regulatory factors.

Preliminary results

Old Mutual plc expects to announce its preliminary results for the year ending 31 December 2003 on 23 February 2004.

OLD MUTUAL PLC

Pilgrim Baxter & Associates

Pilgrim Baxter & Associates, Ltd ("PBA"), which is part of the US asset management group of Old Mutual plc, has issued the statement attached to this release today.

In connection with the events described in that announcement, Old Mutual has agreed with Harold J Baxter and Gary L Pilgrim, after receiving legal advice, to settle the remaining provisions of the revenue share buy-out agreement relating to PBA, which was renegotiated in March 2002. Under the terms of the settlement, no compensation will be paid by Old Mutual relating to the cessation of their offices with PBA, but Old Mutual will honour the payment to them of the final fixed amount of $58.3 million due in February 2004 under that agreement, less a discount for early payment, together with a further total of $11 million in respect of their vested phantom stock in PBA.

PBA had US$7 billion of funds under management at 30 September 2003, representing approximately 3.7% of total funds then under management by the Old Mutual Group, after adjusting for the prospective disposal of Gerrard.

13 November 2003

Enquiries:

Investors
Old Mutual plc
James Poole, Director Corporate Affairs +44 (0)20 7002 7000

Media
College Hill Associates
Alex Sandberg
Tony Friend +44 (0) 20 7457 2020

Jim Sutcliffe, Chief Executive of Old Mutual plc, will host an analyst conference call on the above announcement at 2.00 p.m. (UK time), 4.00 p.m. (South African time) 9.00 a.m. (Eastern Standard time) today. The details to participate in that call are as follows:

Speaker. Jim Sutcliffe
Title: Analyst Conference Call with Jim Sutcliffe
Dial-up numbers: UK: 0800 9531444
South Africa: 0800 994090
USA: 1-866-220-1452

Encore Replay

For those not able to participate, a recording of the analyst conference call will be made and a replay facility will be available for seven days from this evening, after which it will be withdrawn. Those wishing to activate the replay facility should dial one of the following numbers, and quote the relevant access code:

UK Freephone dial-in number: 0800 953 1533
USA Toll-free dial-in number: 1-866-276-1167 or 1-866-247-4222 (back-up)
STD International number: +44 1452 550000
Encore Replay access code: 716558#

Encore Replay will be available for 7 days.

present, while the limited partnership's investment activity in the PBHG Funds was limited to the period from March 2000 to December 2001. There is no evidence that Mr. Pilgrim, or any other employee, provided the limited partnership with any non-public information about the PBHG Funds.

Mr. Bullock's letter to shareholders outlined actions being taken to bring this issue to resolution:

- Mr. Pilgrim will contribute to the PBHG Funds all personal profits he received from the limited partnership's investments in the PBHG Funds.
- In light of Mr. Pilgrim's personal investment in the limited partnership, the firm will reimburse to the PBHG Funds management fees earned which were attributable to the limited partnership's investment in the PBHG Funds.
- Pilgrim Baxter has retained independent counsel to lead its internal review process in order to assure a thorough and independent examination of mutual fund trading practices in the PBHG Funds group, and will present the results to the PBHG Funds' Board of Trustees.
- Pilgrim Baxter will retain an independent accounting firm to conduct a separate review of the adequacy of internal controls and procedures affecting processes and functions critical to the investment management and administration of the PBHG Funds.
- Pilgrim Baxter's current practices of attempting to prevent market timing activity in the PBHG Funds will be formally adopted as policies and disclosed in PBHG fund prospectuses.

Mr. Pilgrim's portfolio management responsibilities will be assumed immediately on an interim basis by Michael S. Sutton, Pilgrim Baxter's chief investment officer and portfolio manager of the PBHG Large Cap Growth Fund, and Peter J. Niedland, portfolio manager of the PBHG Emerging Growth Fund. Mr. Sutton and Mr. Niedland have over 26 years of combined growth-equity investment experience.

"In anticipation of Gary's retirement, Pilgrim Baxter had already initiated the transition planning process by retaining an executive search firm specializing in portfolio manager placement," said Mr. Bullock. "That process has been accelerated."

Other management roles held previously by Mr. Pilgrim were assumed when Mr. Bullock was named president of the firm in July 2003. Mr. Sutton was named chief investment officer in July 2001.

"Our mission is to ensure that Pilgrim Baxter meets the highest standards of excellence in serving investors, and I pledge to work tirelessly to exceed shareholders' expectations," said Mr. Bullock.

About David J. Bullock

Prior to joining Pilgrim Baxter in July 2003, Mr. Bullock was president and chief executive officer of Transamerica Capital, Inc., a subsidiary of AEGON USA. At Transamerica, he was responsible for developing and marketing Transamerica Life Insurance Company variable annuity products and the IDEX Mutual Funds. Previously, Mr. Bullock was senior vice president of GE Financial Assurance, a subsidiary of GE Capital, and held a variety of sales and management positions with American Express Financial Advisors, JMB/Carlyle and InterFinancial Securities. Mr. Bullock earned his B.S. in financial and estate planning from Brigham Young University, and has over 24 years of experience in the financial services industry.

About Scott F. Powers

Mr. Powers serves as chief executive officer of Old Mutual Asset Management, whose member firms, including Pilgrim Baxter, managed a total of $142.7 billion as of September 30, 2003. Prior to joining Old Mutual in 2001, Mr. Powers was executive vice president of sales and marketing and product development at Mellon Institutional Asset Management. Earlier in his career, he served as chief operating officer and head of marketing and client service for The Boston Company Asset Management. Prior to The Boston Company, Mr. Powers was a financial advisor with Dean Witter Reynolds. He earned his B.A. in economics from Harvard College.

About Pilgrim Baxter & Associates

Founded in 1982, Pilgrim Baxter & Associates provides high-quality, actively managed investment products through a range of growth-oriented and core equity institutional strategies and through the PBHG Funds, a family of 18 mutual funds. The firm managed a total of $7.4 billion as of September 30, 2003, not including the funds sub-advised by affiliated firms within Old Mutual Asset Management. More information on the PBHG Funds is available by phone at (800) 433-0051 or through the company's Web site at www.pbhgfunds.com.

Media contact:

*** * * * * PRIVILEGED AND CONFIDENTIAL * * * * ***
Attorney and client communication - Analysis performed at direction of counsel

Tucker Hewes, Hewes Communications, Inc., (212) 207-9451, tucker@hewescomm.com

# # #

- LOGO -

Nedbank Limited

(Incorporated in the Republic of South Africa)

(Registration number 1951/000009/06)

(formerly Nedcor Bank Limited)

Share code: NBKP

ISIN no.: ZAE000043667

("Nedbank" or "the company")

ABRIDGED REVISED LISTING PARTICULARS STATEMENT, OFFER FOR SUBSCRIPTION OF 50 000 000 NON-REDEEMABLE NON-CUMULATIVE PREFERENCE SHARES

The JSE Securities Exchange South Africa ("JSE") has granted approval for the listing of 50 000 000 preference shares in the Specialist Securities – "Preference Shares" sector of the JSE lists under the abbreviated name "Nedbank-P" with effect from the commencement of trading on Wednesday, 19 November 2003.

---

1. INTRODUCTION AND HISTORY

Nedbank wishes to increase its primary capital through the issue of a further tranche of its non-redeemable non-cumulative preference shares of a par value of R0,001 each (the "new preference shares"). The new preference shares represent an attractive alternative investment opportunity for the broader investment community.

2. INFORMATION RELATING TO NEDBANK

Nedbank, a wholly-owned subsidiary of Nedcor Limited ("Nedcor"), was incorporated in South Africa in 1951. Nedbank is the main operating subsidiary of Nedcor and is a registered bank. Nedcor is listed on the JSE, in the Financials – "Banks" sector. The Nedcor group structure is illustrated below:

[To be inserted by the printers – see page 10 of the Circular]

Nedcor is a registered bank-controlling company that, through its subsidiaries, provides a wide range of financial services. Nedcor has focused its activities in specific markets around well-known and highly regarded brands. The broader Nedcor group's activities are currently substantially conducted through Nedbank, Peoples Bank and various joint ventures:

2.1 Nedbank provides banking services to the retail, commercial, corporate and international markets. Its 70% held subsidiary, Peoples Bank Limited, services the low to middle income retail market. Its 50,1%-owned subsidiary, Imperial Bank Limited, specialises in automotive and aviation loans. Nedcor Technology and Operations, a division of Nedbank, provides information technology processing services and operational support to the brands and alliances within the broader Nedcor group.

2.2 Through strategic banking alliances with, inter alia, Capital One, Pick 'n Pay, JD Group and Old Mutual, Nedcor has succeeded in delivering financial services to significant new markets in an innovative and efficient manner.

3. DIRECTORS

The full names, ages, qualifications, nationalities (if not South African) and addresses of the directors are set out below:

Full names	Age	Qualifications	Address
Christo Ferro Liebenberg	68	CAIB(SA), FIBSA, AMP (Harvard), Dcom(hc)	Nedcor Sandton, 135 Rivonia Road, Sandown 2196
Warren Alexander Morten Clewlow	67	OMSG, CA(SA), DEcon (hc)	Barlow Park Katherine Street Sandton 2199
Prof Michael Mervyn Katz	59	BCom, LLB, LLM, LLD(hc)	Edward Nathan & Friedland 4th Floor The Forum 2 Maude Street Sandown 2196
Richard Charles Montague Laubscher	52	BCom (Hons), AMP (Harvard), FIBSA	Nedcor Sandton 135 Rivonia Road Sandown 2196
Christopher John Watkins Ball	63	Dip Iuris, MA	4 Gardenia Lane Constantia
Dr Izak Johannes Botha	54	DCom	Nedcor Sandton 135 Rivonia Road Sandown 2196

Full names	Age	Qualifications	Address
Thomas Andrew Boardman	53	BCom, CA(SA)	Clock Tower Precinct V&A Waterfront Cape Town 8001
Richard Gray Cottrell	67	CA(SA), FCA, SEP(Stanford)	18 Rivonia Road Illovo 2196
Barry Erskin Davison	57	BA (Law and Economics)	28 Harrison Street Johannesburg 2001
Nicholas Dennis	56	Bcom (Hons)	85 Bute Lane Sandown 2196
Prof Brian de Lacy Figaji	58	BSc (Engineering), Dip Tertiary Ed, Med	118 Upper Kenridge Avenue Durbanville 7550
Barry Stuart Hore	42	BCom, AMP (Harvard)	105 West Street Sandown 2196
Michael John Levett	64	Decon Sc(hc), BCom FFA, FIA	Old Mutual plc 5th Floor Old Mutual Place 2 Lambeth Hill London EC4V 4GG
Johannes Bhekumuzi Magwaza	61	BA, MA (Warwick UK)	Corporate Place 6th Floor Gardiner Street Durban 4001
Mafika Edmund Mkwanazi	49	BSc (Maths), BSc (Electrical Engineering)	49th Floor Carlton Centre 150 Commissioner Street Johannesburg
Stuart Grant Morris	57	BCom, CA(SA)	Nedcor Sandton 135 Rivonia Road Sandown 2196
Derek Geoffrey Sidney Muller	51	BCom, CA(SA), AMP (Harvard)	Nedcor Sandton 135 Rivonia Road

Full names	Age	Qualifications	Address
			Sandown 2196
Maduke Lot Ndlovu	52	Dip LR (Unisa), MAP (Wits), EDP (North Western USA)	100 Main Street Johannesburg 2001
Phuthuma Freedom Nhleko	43	BSc, MBA	3 Alice Lane Sandton 2196
Thembalihle Hixonia Nyasulu	48	BA, EDP	8 Queen Mary Avenue Umbilo 4001
Julian Victor Frow Roberts	46	BA Hons (Stirling), FCA	3rd Floor Lansdowne House 57 Berkeley Square London W1J 6ER
Anthony Adrian Routledge	55	BCom, CA(SA)	Nedcor Sandton 135 Rivonia Road Sandown 2196
Cedric Michael Langton Savage	64	BSc, MBA, ISMP	Amanzimnyama Hill Tongaat 4400
James Harry Sutcliffe	46	BSc	Old Mutual plc 5th Floor Old Mutual Place 2 Lambeth Hill London EC4V 4GG

4. SHARE CAPITAL

4.1 Authorised and issued share capital

The authorised and issued share capital of Nedbank, before and after the offer for subscription, assuming that 50 000 000 new preference shares are allotted and issued, is set out below:

BEFORE THE OFFER FOR SUBSCRIPTION	R000s
Authorised share capital	
30 000 000 ordinary shares of R1,00 each	30 000
300 000 000 non-redeemable non-cumulative preference shares of R0,001 each	300
Total authorised share capital	**30 300**

Issued share capital	
26 848 000 ordinary shares of R1,00 each	26 848
200 000 000 non-redeemable non-cumulative preference shares of R0,001 each	200
Share premium	9 901 977
Total issued share capital (including share premium)	**9 929 025**

AFTER THE OFFER FOR SUBSCRIPTION	**R000s**
Authorised share capital	
30 000 000 ordinary shares of R1,00 each	30 000
300 000 000 non-redeemable non-cumulative preference shares of R0,001 each	300
Total authorised share capital	**30 300**
Issued share capital	
26 848 000 ordinary shares of R1,00 each	26 848
250 000 000 non-redeemable non-cumulative preference shares of R0,001 each	250
Share premium	10 435 927
Total issued share capital (including share premium)	**10 463 025**

4.2 **Alterations to share capital**

Details of the allotment and issue of preference shares in the preceding three years are set out below:

Date of issue	**Number of preference shares issued by Nedbank (million)**	**Issue price**	**Consideration (R'million)**
21 December 2002	200	R10.00 (par value R0.001 premium R9.999)	2 000

The preference shares already in issue rank *pari passu* in all respects with the new preference shares.

4.3 **Controlling and major shareholders**

As at 24 October 2003 Nedcor held Nedbank's entire issued ordinary share capital.

So far as Nedbank is aware, no single beneficial shareholder holds in excess of 5% of the issued preference share capital.

Nedcor's entire issued ordinary share capital is listed on the JSE. So far as Nedbank is aware, the following are the only shareholders holding more than 5% of Nedcor's issued share capital:

Name	Percentage shareholding
Old Mutual plc Group	51.1
Public Investment Commissioners SA	5.6

5. DETAILS OF THE OFFER FOR SUBSCRIPTION

5.1 Particulars of the offer for subscription

Issue and offer price per preference share	R10,68
(which equates to a premium of R10,679 per preference share)	
Minimum Rand value of subscription per subscriber acting as principal	R100 000
Aggregate number of preference shares offered	50 000 000
Amount raised in terms of the offer for subscription (if fully subscribed)	R534 million

5.2 Time and date of the opening and closing of the offer for subscription

	2003
Opening date of offer for subscription (09:00)	Monday, 27 October
Closing date of the offer for subscription (16:00)	Friday, 14 November
Proposed listing date (09:00)	Wednesday, 19 November

5.3 Composition of the subscription price of R10.68

The new preference shares will be issued cum-dividend for the period Tuesday, 1 July 2003 to the day before the listing date Wednesday, 19 November 2003 (i.e. the new preference share issue price includes an accrued "dividend component" of R0.40747 cents). The dividend component has been calculated on the assumption that the prime rate remains at 12% until Tuesday, 18 November 2003. The new preference share issue price less the dividend component equals the "clean price" (i.e. R10.27253 cents). On the assumption that the prime rate equals 12% for a full year, the annual yield on the clean price (i.e. the clean yield) equals 8.76% per annum or 73.0% of prime. On the last practicable date Nedbank quoted prime at 12%.

5.4 Right to increase the number of preference shares and private placement

The directors of Nedbank have the right to increase the aggregate number of new preference shares available for subscription from 50 000 000 new preference shares to 100 000 000 new preference shares. A discretionary private placement will be undertaken by Nedbank prior to the close of the offer

for subscription. Nedbank reserves the right to determine the size of such placement and its participants.

6. SALIENT FEATURES OF THE PREFERENCE SHARES

The preference shares are non-redeemable and non-cumulative and dividends, if declared, are payable semi-annually on the earlier of a week prior to the Nedcor ordinary dividend payment dates, if any, and in any event 120 days after 30 June and 31 December.

6.1 Voting rights

The preference shares are non-voting, save for those circumstances prescribed under section 194 of the Companies Act. Preference shareholders will only be entitled to vote during periods when a dividend (which has been declared) or any part of it remains unpaid after the due date for payment and when resolutions are proposed which directly affect any rights attaching to the preference shares or the interests of preference shareholders, including a resolution for the winding up of the company or for the reduction of its capital.

6.2 Entitlements to dividends

Preference shareholders will be entitled to receive out of the profits of the company which it determines to distribute, in priority to any payment of dividends to the holders of any other class of shares in the capital of the company not ranking prior to the preference shares, a non-cumulative preference cash dividend equivalent to 75% of the prime overdraft interest rate of Nedbank from time to time multiplied by the deemed value of the preference shares, being R10,00, held by a preference shareholder, payable in two semi-annual instalments.

7. LISTING ON THE JSE

The JSE has granted a listing of the new preference shares under the abbreviated name "Nedbank-P", with the share code "NBKP" in the Specialist Securities – "Preference Shares" sector of the JSE lists with effect from the commencement of trading on Wednesday, 19 November 2003.

8. COPIES OF THE PRE-LISTING STATEMENT

Copies of the Pre-Listing Statement may be obtained during business hours until Friday, 14 November 2003 from:

- Nedbank, Nedcor Sandton, 135 Rivonia Road, Sandown;

- Nedbank, 1 Newtown Avenue, Killarney;
- Nedbank, Clock Tower Precinct, V&A Waterfront, Cape Town;
- Investec Securities Limited, 100 Grayston Drive, Sandown; and
- Computershare Limited, 70 Marshall Street, Johannesburg.

Johannesburg

27 October 2003

[ince to insert logos as per front page of the listings particulars statement]

Old Mutual plc

Disposal of Gerrard

Old Mutual plc ("Old Mutual") announces that it has reached agreement for the sale of Gerrard Management Services Limited ("Gerrard") to Barclays Bank PLC. The consideration is £210 million payable in cash at completion.

Gerrard is one of the UK's leading stockbrokers with £12.5 billion of funds under management as at 30 September, 2003. In the last twelve months to 30 June, 2003 Gerrard generated revenues of £100 million and profits before exceptional items and tax of £3 million. For the year ended 31 December, 2002 revenues and profits before exceptional items and tax were £112 million and £3 million respectively. Net assets as at 31 October, 2003, to be transferred on completion, are expected to amount to approximately £28 million.

The disposal remains subject to receipt of certain regulatory consents. Both parties will be working towards completion by the end of the year.

Gerrard Private Bank, which operates offshore, is not part of the transaction, and will retain rights to the brand for 12 months following completion of the disposal.

Barclays has also agreed to explore opportunities for distributing Old Mutual's UK investment products and using Old Mutual's low cost UK funds platform Selestia.

Commenting on the sale, Hasan Askari, Chairman of Old Mutual Financial Services (UK) plc said:

"Gerrard management has substantially completed its extensive restructuring programme started in 2002 and successfully repositioned Gerrard for the future. However for the next stage of Gerrard's development, we believe that Barclays would be a more natural owner of the business enabling Gerrard to fully realise its potential as well as deliver substantial benefits both to clients and employees. The proceeds from the disposal will be deployed in the UK for general corporate purposes."

Lazard acted as financial adviser to Old Mutual in this transaction.

27 October 2003

Enquiries:

Old Mutual plc
James Poole, Director, Corporate Affairs +44 (0)20 7002 7000

Lazard
Andrew Nason +44 (0)20 7187 2199
Stefano Giudici +44 (0)20 7187 2689

College Hill Associates
Tony Friend +44 (0) 20 7457 2020

Notes to editors:

Gerrard Limited is one of the leading private client wealth managers in the UK, with £12.5 billion funds under management, as at 30 September 2003. It employs around 1,200 staff in its network of offices around the UK, and conducts close to 1 million transactions annually.

Gerrard provides a full range of wealth management services, including: investment management, stockbroking, charities, pensions and ethical investment, SIPPs and ISAs. Further information can be found at: www.gerrard.com. Financial planning is provided by Gerrard Financial Services Ltd.

Old Mutual plc is an international financial services group whose activities are focussed on asset gathering and asset management in its three key territories:

- **South Africa** – where it is the largest financial services group, providing life assurance, institutional and retail asset management, banking and general insurance operations. Its banking subsidiary, Nedcor, is one of South Africa's largest banks and it provides general insurance operations (in joint venture with UK insurer, Sun Alliance), through its subsidiary, Mutual and General.

- **United States of America –** where it is one of the top ten fixed annuity businesses and operates through 23 asset management businesses offering a diverse range of investment styles and products.

- **United Kingdom** - where it is currently listed at number 60 in the UK FTSE 100 index with a market capitalisation of £3.8 billion. In the UK the focus is on wealth management through its asset management activities.

OLD MUTUAL PLC

Tom Boardman appointed Chief Executive of Nedcor

Old Mutual draws attention to today's announcement by Nedcor Limited ("Nedcor"), the South African banking group in which it has a 53% stake, appointing Tom Boardman as Chief Executive.

The full text of the Nedcor announcement is available on SENS, the JSE Securities Exchange News Service and on Old Mutual's website, www.oldmutual.com. A paper copy of the full Nedcor announcement is available from Investor Relations, Old Mutual plc, 3rd Floor, Lansdowne House, 57 Berkeley Square, London W1J 6ER.

14 October 2003

ENQUIRIES:

Old Mutual, London **Tel: +44 20 7002 7000**
James Poole

OLD MUTUAL PLC
ISIN CODE: GB0007389926
JSE SHARE CODE: OML
NSX SHARE CODE: OLM
ISSUER CODE: OLOML

Share interests

Old Mutual plc has been informed, by a letter dated 24 September 2003 received today, that Barclays PLC had a notifiable interest at 23 September 2003, for the purposes of Part VI of the UK Companies Act 1985, in 4.00% of the issued ordinary shares of 10p each in Old Mutual plc.

The shares have been reported as being held through the following entities:

	Holding
Barclays Global Fund Advisors	412,965
Barclays Global Investors Australia Ltd	1,090,029
Barclays Capital Securities Ltd	1,270,085
Barclays Global Investors Ltd	110,909,545
Barclays Global Investors Japan Investment Trust	104,059
Barclays Global Investors Japan Trust & Banking	921,749
Barclays Nikko Global Investors Ltd	574,670
Barclays Private Bank and Trust Ltd	27,500
Barclays Private Bank Ltd	3,750
Barclays Global Investors, N.A.	26,110,944
Barclays Life Assurance Co Ltd	11,947,322
Total Holding	**153,372,618**

25 September 2003

Enquiries:
James Poole, Director Corporate Affairs +44 (0)20 7569 0100

OLD MUTUAL PLC

Nedcor raises capital

Old Mutual draws attention to today's announcement by Nedcor Limited ("Nedcor"), the South African banking group in which it has a 53% stake, regarding capital raising activities of Nedcor's subsidiary, Nedbank Limited.

The full text of the Nedcor announcement is available on SENS, the JSE Securities Exchange News Service and on Old Mutual's website, www.oldmutual.com. A paper copy of the full Nedcor announcement is available from Investor Relations, Old Mutual plc, 3rd Floor, Lansdowne House, 57 Berkeley Square, London W1J 6ER.

25 September 2003

ENQUIRIES:

Old Mutual, London Miranda Bellord | **Tel: +44 20 7569 0100**

Nedcor Limited
Incorporated in the Republic of South Africa
Registration number 1966/010630/06
JSE code: NED
ISIN: ZAE000004875
("Nedcor")

Nedcor raises capital

Further to the announcement dated 15 September 2003, Nedbank Limited ("Nedbank") has raised R500 million of tertiary capital through the issue of a subordinated debenture. In addition, Nedbank has raised a further R500 million of secondary capital through the issue of unsecured, callable subordinated notes, the proceeds of which will be received on 30 September 2003, bringing the total capital raised to R1 billion.

These capital raising activities are aimed at providing a sufficient buffer above the statutory requirements to allow for volatility and future asset growth. Should market conditions be conducive, Nedbank may consider the issue of a further tranche of approximately R500 million of the currently listed non-redeemable, non-cumulative preference shares ranking as primary capital.

Johannesburg
25 September 2003

Investment Bank and joint sponsor
Nedbank Corporate

Corporate law advisers and consultants
Edward Nathan & Friedland (Pty) Ltd

Lead sponsor
Merrill Lynch South African (Pty) Ltd

Old Mutual plc

Nedcor Limited (NED SJ)

Nedcor Ltd. ("Nedcor"), the South African banking group, in which Old Mutual plc ("Old Mutual") has a 53% holding, has today issued a statement (below).

It is expected that Richard Laubscher will stand down as an Executive Director of Old Mutual plc in due course as a consequence of his ceasing to hold the office of Chief Executive, Nedcor.

Richard Laubscher Announces Plans to Step Down by Year End
15 September 2003

Chief Executive

After 32 years at Nedcor, the last ten as Chief Executive, Richard Laubscher has given notice of his intention to stand down by 31 December 2003 as Chief Executive and as a director. Richard will remain with the Group until a suitable candidate has been appointed and will ensure that a smooth handover occurs.

For some time Richard has indicated to the Chairman, Chris Liebenberg, and also publicly, that he felt it was time to stand down as Chief Executive. Following the BoE acquisition, he was asked to commit to remain as Chief Executive to oversee the merger and reorganisation (M & R) process with BoE, NIB and Cape of Good Hope Bank before handing over the reins to a successor. The M & R process is continuing to progress smoothly and the board expects that operational synergies will exceed R660 million. These synergies will be realised over time with the full benefit from 2006 onwards. The M & R process is now at a point where Richard and the Board feel comfortable for a successor to take over. This has been expedited to ensure that Richard and Chris Liebenberg who retires in October 2004 do not leave at the same time.

The Board takes this opportunity to publicly thank Richard for his considerable contribution to the group over many years. Widely regarded as a charismatic leader, Richard has led Nedcor's strategic drive to participate in banking consolidation and grow from being the smallest of the big four banks to a bank of significant scale matching its major competitors. This culminated last year in the acquisition of BoE. Under Richard's leadership, since 1994 Nedcor has grown from total assets of R54 billion to R316 billion at June 2003, from core profits of R603 million to R3,3 billion in 2002 and from a market capitalisation of R5,9 billion to a current value of R20 billion.

The Board has an ongoing succession planning process and the Nominations Committee has identified a number of excellent potential internal successors. At the same time, the board is reviewing external candidates to ensure the best person possible is selected for the position.

Results expectations

The Board wishes to take this opportunity to align market and analysts' expectations for 2003. Following Nedcor's disappointing interim results for the six months ended 30 June 2003, which were below market expectations, analysts have updated their estimates of results for the full year to 31 December 2003. Due to

the volatility of interest and exchange rates, the uncertain nature of various revenue streams and the accounting complexities of the mergers, analysts' expectations of Nedcor's core earnings cover a wide range.

Nedcor's statutory results for the year will be published on a post-AC 133 basis. However, due to the inherent volatility and unpredictability of the AC 133 results, analysts have prepared their estimates of core earnings largely on a pre-AC 133 basis. The current analysts' consensus estimate of core earnings per share (based on Nedcor's internal view of consensus) is 1204 cents (2002 - 1330 cents).

Nedcor's pre-AC 133 core earnings for the first half of 2003 were 445 cents per share, meaning that analysts' consensus estimates anticipate substantially improved earnings of 759 cents per share for the second half of 2003. While the Group remains solidly profitable, indications at this early stage are that earnings for the second half are unlikely to be lower than the first half, but will not meet the levels of the analysts' consensus estimates.

As communicated during the interim results process, the bank has taken a conservative stance on its funding, particularly over the merger period, by having a higher proportion of longer dated fixed interest deposits. This conservative funding profile at a time of falling interest rates, together with the endowment effect of lower rates on capital and reduced asset growth in a competitive environment, is a contributing factor to the lower anticipated earnings.

All the banks within the Group (Nedbank, Peoples Bank, Imperial Bank and Gerrard Private Bank) operate with statutory capital ratios comfortably in excess of the regulatory minimums. Nedcor Limited, the bank holding company, has a lower capital ratio at close to the regulatory requirement of 10%, and the Group is looking to raise additional capital in due course to act as a buffer against undue volatility. The capital raised is likely to include a blend of preference shares, secondary and tertiary capital.

Management's action plan to improve the group's profitability is being vigorously pursued. The actions include changing the funding mix, improving returns on low yielding assets, increasing transactional income, focussing on annuity income, continually improving credit quality, containing expense growth and the sale of non-core investments and assets.

Chris Liebenberg
Chairman Nedcor Limited

ENQUIRIES:

Old Mutual, London **Tel: +44 20 7569 0100**
James Poole